UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

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Amendment No. 3
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SUPERDIRECTORIES, INC.
(Name of Small Business Issuer in its charter)

Delaware	14-1817301
(State of other jurisdiction of incorporation)	(IRS Employer Identification No.)

5337 Route 374, Merrill, New York 12955
(Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (518) 425-0320

Issuer's Fax Number: (412) 803-3678

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

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     This Registration Statement on Form 10-SB contains what may be deemed to be forward-looking statements. Statements in this registration statement that are not historical facts are identified as "forward-looking statements." Forward-looking statements include projections, assumptions or information concerning possible or assumed future actions, events or results of operations of our company. These statements involve estimates and assumptions based on the judgment of our management. A number of risks and uncertainties may cause actual results to differ materially from those suggested by the forward-looking statements. Discussions containing forward-looking statements may be found in the material set forth under "Item 1. Description of Business," "Risk Factors," "Item 2. Management's Discussion and Analysis or Plan of Operations" and in other sections of this registration statement. Forward-looking statements include, but are not limited to, the information in this registration statement regarding:
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  Our forecasts, plans and growth strategy;
  Market acceptance and demand for our products and services;
  Market conditions and opportunities;
  Product development efforts;
  Our ability to control and/or reduce operating expenses;
  General outlook of our business and industry;
  The impact of competition and competitive products and services; and
  Retention of key management and employees.

     We use words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will” and similar expressions to identify forward-looking statements. All forward-looking statements in this registration statement are made as of the date hereof, based on information available to us as of the date hereof, and we do not undertake any obligation to update publicly any forward-looking statements to reflect subsequent events or circumstances.

INTRODUCTORY NOTE

As used in this registration statement, the terms “we,” “us,” “our,” “SD” and  “SuperDirectories” means SuperDirectories, Inc., (unless the context indicates  a different  meaning).

PART I

ITEM 1.         DESCRIPTION OF BUSINESS

General

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     SuperDirectories, Inc. (the "Company" or "we"), a Delaware corporation, was formed in October 1999. Our corporate offices are located at 5337 Route 374, Merrill, New York 12955, and our telephone number is (518) 425-0320. Our website is located at www.superdirectories.com. We are a development stage company whose activities to date have included organization of the company, design and development of the Superdirectories website linking to the company's searchable directory of selected materials, which is its database, all a part of the same searchable directory; continued improvement and expansion of the same leading to its readiness for commercialization and filing of this registration statement. We have not been involved in any bankruptcy, receivership or similar proceeding or in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets other than in the ordinary course of business.
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     Since inception we have raised $2,080,417 from private sales of restricted common stock including 536,992 shares sold for $536,992 during the period from 4/1/06 through the date hereof. All such sales have been exempt from registration under various exemptions including, 4(2), Regulation D, and Regulation S.

Our Business

     SUPERDIRECTORIES IS NOT A "SEARCH ENGINE". Our principal product is a directory of selected topics presented on the internet, at www.superdirectories.com. It is not possible to search the internet from within the SuperDirectories searchable directory - database. The search capability offered to Super Directories' users is limited to searching our own database. As an additional user convenience, Superdirectories' website provides links to major search engines to assist users to make searches via other firms' search engines. These links, permitting internet search, are not a significant element in the SD presentation.

     Contents of our directory/database represent the company’s selection of material suitable for inclusion in its directory from the much larger selection of material to be found on the internet. We use the terms “human edited” and “full text” searchable to describe our directory/database and its self-search features. Human editing, the selection of content, is done by independent contractors (“editors”) engaged by us for the purpose. Each of our editors has been trained to create new categories and revise existing categories in our directory and add new pertinent websites.

     Human editing is the process of selection for and entry into our database of selected URL’s representing desired content. The selection process has enabled and will enable us to accumulate a database of disciplined completeness, in each case linking subject to location. The database is constructed and programmed to allow “full text” rather than “keyword” search of its directory. Full text search limits the search response to only those which match the inquiring text and its sense completely. As an example only, a search for “Fishing Charters in Massachusetts” (if it were offered), would yield only sites which represent fishing charters available in Massachusetts, not a general Fishing Charters listing, and not other information about Massachusetts.

     Our market is the entire universe of internet directory searchers. SD seeks to add materially to the depth and breadth of its database, ultimately presenting the market with a disciplined directory of defined term listings, each item of which matches precisely to the textual sense of the phrase entered by the searcher.
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     The search feature of our directory allows users to query our database in many different ways such as category, name, location, chain or company affiliation, plus limits by other selected modifiers such as, “pets allowed” for hospitality sites or “seniors only”, etc. because the “Full Text Structure” of our directory is designed to accommodate such searches. SuperDirectories’ editors add content to the SuperDirectories website in a manner which accommodates content and context search queries rather than simply keyword searches. “Full Text” searching is the capability of SuperDirectories’ system which provides a narrower search, more directly matched to the context and content of the database’s human edited offerings. “Full Text” search limits the search response to only those items that match the inquiring text and its sense completely. Our goal is to offer a more limited and precise source of directory service. Our directory is organized to provide relevance for both category-based and keyword searches. Searches may also be conducted by location or subject by making use of “options on queries” type tools. Our navigation interface allows a user to follow a search path into categories and sub-categories visually on the screen. The database shows all countries and major cities of the world, regions, countries or best links to them, and a multitude of subjects in organized and classified listings. Our directory includes a collection of 1,102,627 active searchable categories and links to more than 711,116 selected websites as of October 16, 2006. As we add searchable categories and links to relevant websites increasing those totals approximately every two hours, we expect to grow in marketability. We have a program that checks the connectivity of all the URLs in its database every six hours. Any URLs that do not open within 10 seconds are listed and rechecked daily for 30 days and then automatically deleted if not active. Our consultants routinely revise the directory content. Our database is now growing at a rate of 1,500 categories per day.

     SuperDirectories' human edited content and full text search capability is housed in servers in Watertown, NY and Montreal, QC (with additional servers to be acquired as needed) and accessed via www.superdirectories.com. Our routers are selected and configured to lead each user to the fastest available connection. A third machine (server), internally known as "our database machine", is not available to internet users, but is remotely accessible to our consultants by their individual security passwords. The database machine replicates to the servers every two hours.

     "SuperDirectories" is a United States registered Service Mark (No. 2,425,941), and superdirectories.com, superdirectories.biz, superdirectories.info, superdirectories.us and lukesmart.com are domain names owned by the Company. The servers contain the directory structure and content and are fully searchable "Full Text Databases".

Distribution Methods

     Use of SuperDirectories is free; there are no fees to the internet users. Our revenues will be derived from future fees to be charged to the listed websites including a listing fee and pay-per-click charges each time a site is accessed by a user. Publicity banners and Associate and Affiliate Agreements will also be expected to generate revenues. Final pricing and marketing models have not been determined as of the date of this disclosure statement. We have "Online Tutorials" to educate internet users on how to get the most pertinent results from their queries. Our consultants/editors use proprietary and licensed software products that help them find, categorize, index and rate high-quality websites.
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Competitive Situation

     Our product is database of material, organized and structured as a directory that offers an alternative feature of defined term searches. Unlike the entry of keywords into a search box, our system will produce a limited number of “hits”, but they will all be directly and fully responsive to the inquiry. In contrast, the keyword system used by those searching the entire internet, provides an infinite number of responses (Google and Yahoo for example), not necessarily all directly responsive to the phrase entered by the searcher. The keyword system conducts an online research rather than matching the “full text” of the inquiry as done by our system. Every item on our website has been reviewed by a human being on whom we rely rather than relying solely on a collation of computer drive data from other sources. We focus on including only authoritative and up-to-date context in our directory subject to the time and cost constraints of this method.

     This use of “human-editing” creates content which allows users to conduct “full text” searches resulting in a narrower search result than would be possible using other internet search methods. Most directories and search engines conduct research online by seeking matches through keyword searches rather than through the meaning of whole phrases or ‘full text”. In contrast, the results of research behind our database has been edited and categorized as part ofin the process of listing in our database, allowing users to obtain results using “Full Text” searches. Other products and services planned to be offered include Associate and Affiliate programs for airline ticket referral booking, cruise booking referral, fishing charter booking referral, golf packages booking referral, hotel room booking referral and ski packages booking referral. Such services are common between internet E-commerce sites. Typically, a program runs between the two concerned websites, and a monthly fee is paid for all referrals leading to a sale at a rate ranging from 8% to 15% of the sale price. No agreements or final pricing decisions have been reached with anyone concerning this type of business.

     The directory industry is competitive and rapidly changing. In the Internet content retrieval market, we will compete on the basis of the quality of our content and the ease of use of online services. Competitors include Amazon's A9, AOL Time Warner, Ask Jeeves, FindWhat, Google, LookSmart, Microsoft's MSN and Yahoo!, all of whom have greater capital or technical resources, larger distribution networks or user bases, longer operating histories and/or greater brand recognition than we have.

Status of Any Publicly Announced New Product or Service

     There have been no public announcements regarding new products or services.
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Marketing Activities

     Marketing activities have not yet commenced. We expect to commence our marketing early in the fiscal year to end 9/30/2007 When we start, our marketing strategy will be primarily targeted at the following groups:

  the advertising trade, including advertising agency media planners who plan and buy online advertising for their client, business partners, including ISPs, media companies, portals, search engines and other web sites, that partner with us to enhance the search experience of their users, and online businesses that seek to have their listings included in our search results in order to gain the benefits of search marketing.

     Among other things, it is planned that any of our included sites that have not been covered by a “Pay-per-Click agreement” with us when we begin to market our service,will receive a bi-weekly report showing the hits they have received from us and giving notice that their listing will be discontinued in 60 days unless a Pay-per-Click agreement has been reached.

     The search feature of our directory does not use “quotation marks” to set off search terms like all conventional spiral directories on the internet. Since all our categories and website URLs are named in a “Full Text” methodology, the users may query our database in a very different way than possible with search engines and conventional spiral directories. We are a searchable directory, not a search engine. A thorough understanding of the different ways to search our database requires a review of the online tutorials included at www.superdirectories.com.

     The priority order in which websites will appear in our search results will be controlled by the popularity of each website and not by the amount they have agreed to pay for key words. Our Pay-per-Click fees will be a fixed rate. The website owners contracting for a publicity banner might be expected to experience greater popularity and in turn to show at the top of the search result listing.

Source and Availability of Raw Materials

     We are not a user of raw materials and do not anticipate any future use.

Customers

     We are currently a development stage company and have no customers. When we commence marketing, we will not be dependent on one or a few customers. We expect to market to a broad base of website owners presently listed on the directory, estimated to be at least 1,000,000 website owners.
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Employees

     As of the date hereof, we have one employee, Luke Lalonde, who is also sole director and President and who is full-time. We have never had a work stoppage, and our employee is not represented by a labor union. There are no labor contracts. We consider our relations with our employee to be good. We presently use independent consultants/editors on a contract base. None of them are shareholders, directors, officers or employees of the Company, Mr. Lalonde or any of his associates or affiliates. We intend to hire several additional administrative employees once commercial operations begin.

Environment and Government Approval

     We do not have any environmental compliance costs, and there is no existing or anticipated impact by reason of government regulation or approval.

Patents, Trademarks and Royalty Agreements

     We hold the registered Service Mark – SUPERDIRECTORIES- carrying registration number 2,425,941 in the United States Patent and Trademark Office. We hold no other patents, licenses, franchises, concessions or royalty agreements. The service mark expires on January 31, 2011 unless renewed. Most of our programs have been developed "in-house"; there are now 168 such programs running on our website.

Research and Development

     During the fiscal years ended September 30, 2004, 2005 and the nine months ended 6/30/06 we spent approximately $14,903, $20,402 and $50,238 respectively, on product development. None of these costs have been or will be passed on to customers or borne directly by them.

Web Site

     Our web site, www.superdirectories.com, will provide access, without charge, to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission.
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RISK FACTORS

We are a development stage company, and our lack of operating history makes evaluating our business and future prospects difficult.

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     We were incorporated in Delaware in October 1999, and we have not generated any revenues to date. The directory, database and the website are the Company's significant assets other than financial resources such as cash and access to new capital. We have been engaged predominately in start-up activities related to the development of our SuperDirectories database and website. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting and growing a business enterprise in the highly competitive environment in which we intend to operate. To address these risks, we must, among other things, respond to competitive developments; continue to attract, retain and motivate qualified persons; research and develop new technologies; and commercialize services incorporating such technologies. There can be no assurance that we will be successful in addressing these risks or any other risks. There can be no assurance that we will be able to successfully implement our business plan, generate sufficient revenues to meet our expenses, operate profitably or be commercially successful.
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We have a history of operating losses and we anticipate significant increases in our operating expenses over the next few years, which could limit our ability to become profitable.

     We anticipate incurring additional losses during the next stages of development and expansion. In addition, we anticipate that our operating expenses will increase for the foreseeable future as we expand our business operations. As a result of these increased expenses, we will need to generate significantly higher revenues, or otherwise seek out additional funds, to maintain our business operations. There can be no assurance that we will be successful in obtaining revenues or additional funds in amounts necessary to fund our operations or implement our business strategies.

Our business plan emphasizes commercializing our directory and search solutions, but we have not developed these capabilities to date.

     Our business plan is based on our ability to develop a substantial Internet user base and, in turn, develop commercial applications including paid placement and paid inclusion listings and additional related services such as research and booking tools and comparison shopping tools. By developing a substantial Internet user base, we would be able to offer advertisers the opportunity to reach Internet users on a broad scale and find their target audiences more effectively. However, we have no experience in developing these types of services. Moreover, we cannot be sure that we will be able to develop a substantial Internet user base or develop paid placement inclusion listing services or other related services that are attractive to advertisers. If we are unable to develop these capabilities, we will not be able to generate any revenue and our business, financial condition and prospects would be materially harmed.

We may be unable to obtain additional operating funds through loans or future sales of equity or debt securities, which could have a material adverse effect on our ability to implement our business plan, and which could result in dilution to our stockholders.

     Our capital requirements to implement our business strategy will be significant. We will need additional funds from loans and/or the sale of equity or debt securities. We anticipate requiring additional funds in order to fully implement our business plan to expand significantly our operations. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Our inability to obtain financing would have a material adverse effect on our ability to implement our business strategy and, as a result, could require us to diminish or suspend our business operations.

     Furthermore, our future capital needs could require us to sell equity or debt securities. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations.

There is currently no market for our securities and there can be no guaranty that there will be a market in the future, thereby significantly restricting the transferability of our securities.

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     Our common stock is not currently listed for trading or quoted on any medium. Although we intend to apply to have our common stock quoted on the OTC Bulletin Board by seeking out a broker-dealer to act as market maker for our securities, there is currently no market for our shares; nor is there any assurance we will be accepted for a quotation on the OTC. To date, there have been no discussions with any broker-dealer, and no market maker has been identified. Furthermore, there can be no assurance that any broker-dealer will be willing to act as market maker to allow our common stock to be quoted, or that a market for our securities will ever develop or be maintained. Even if we are quoted on the OTC Bulletin Board, any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant effect. In addition, the stock market has generally experienced, and continues to experience, price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock in any market that may develop.

     Furthermore, over 95% of our presently outstanding securities are "restricted securities" as the meaning of this term is defined in Rule 144 promulgated by the Securities and Exchange Commission ("SEC") under the Securities Act, because they were issued in private transactions or in other exempt transactions rather than a public offering. This means these securities cannot be resold unless registered or subject to an exemption from registration. In addition, resale and transfer of our shares may be restricted under the blue sky regulations of some states unless exemptions apply. If we register these securities, we expect them to fall under "Penny Stock" regulations promulgated by the SEC – see Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" in Part II of this registration statement.
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We could face liability for information contained on, and communications made through, our website.

     We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our website. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. Based on links we provide to other websites, we could also be subject to claims based upon online content we do not control that is accessible from our website. These claims could result in substantial costs, damage to our reputation and business, and a diversion of our management's attention and resources, regardless of whether we are successful in defending against such claims. We do not have commercial general liability insurance to protect us against these types of claims.

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Our small size and limited operating history may significantly limit our ability to compete successfully against larger, more established competitors, which could have a material adverse effect on our business, results of operations and financial condition.

     The online directory is characterized by large, well organized and well funded competitors such as Yahoo!, Google, MSN and LookSmart. Because of our small size, we may have difficulty in competing with larger, more established competitors. The Internet directory and search market is rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are low; current and new competitors can easily launch new websites at a relatively low cost. Other major companies have the financial and technical ability to compete aggressively in this market. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets, and significantly greater financial, marketing, technical and other resources than we have. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition, and we can give no assurance that we will be able to compete successfully against current and future competitors.

We may be unable to respond to the rapid technological change in our industry, which could significantly limit our ability to compete in our industry.

     Our industry is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The growth of the Internet and intensity of competition makes these market characteristics more pronounced. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any enhancements must meet the requirements of our current and prospective users and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructure to adapt to these changes. The failure to offer the most current technologies could significantly limit our ability to compete and could have a material adverse effect upon our business.
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We have only one employee and executive officer and director, which could adversely affect our operations.

     We have only one employee, Luke Lalonde, who is also our president, and only executive officer and director, and is totally responsible for our current operations.

We depend on the efforts of certain key personnel, the loss of whose services could adversely affect our business.

     We depend significantly upon the services of Luke Lalonde, our president and majority stockholder. The loss of his services could adversely affect our business and implementation of our business plan and growth strategy. This in turn could materially harm our financial condition and future results. We do not currently have an employment agreement with Mr. Lalonde and his services may become unavailable to us at any time. We do not carry key person life insurance on the life of Mr. Lalonde.

Our sole executive officer and director owns a large percentage of our voting stock and could exert significant influence over matters requiring stockholder approval.

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     Based on his share ownership as of September 30, 2006, our president and sole director, Luke Lalonde, and his affiliates, will own, or will have the right to acquire within 60 days of such date, approximately 61% of our outstanding common stock. Accordingly, as a practical matter, Mr. Lalonde may be able to exert significant influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations. This concentration of voting stock could have the effect of delaying, preventing or causing a change in control. The interests of Mr. Lalonde may also conflict with the interests of other holders of our common stock
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We will incur increased costs as a result of being a fully reporting company.

     Compliance with the reporting obligations under the Exchange Act involves substantial costs, including the cost of an independent registered public accounting firm to review quarterly financial reports and prepare audited annual reports, the cost of directors and officers liability insurance and indemnification, the costs to implement internal control procedures for financial reporting and public disclosure, the cost of preparing quarterly, annual and periodic reports and filing them with the SEC and the cost of printing and mailing information related to stockholders' meetings. We believe that these costs will be offset by the benefit of greater access to capital and an improved trading market and liquidity for our stockholders. However, the costs related to being public are largely fixed, while the benefits are dependent upon a number of factors, the success of which cannot be guaranteed.

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It may be determined that certain issuances of our securities were not exempt from registration.

     As disclosed in the original filing of this Form 10-SB, a question was raised about the possibility that shares of our common stock may have been issued without registration, qualification or exemption under federal and state securities laws. As a result, we also disclosed in that filing that we intended to make a voluntary rescission offer to certain purchasers, all of whom were non-United States persons. Such an offer was made by mail to all affected shareholders on October 15, 2005 and also by hand delivery at a meeting on October 16, 2005. This occurred prior to the effectiveness of the registration of our shares, at which time we were exempt from the reporting and other requirements of Sections 13, 14 and 16 of the 1934 Act. No shareholders have accepted the offer of rescission. Indeed, every affected shareholder has agreed not to rescind and has provided us with additional information supporting the exempt nature of the transactions in which they made their purchases. As a result, we foresee no liability for payments to anyone exercising a right to rescind. Nevertheless, federal securities laws do not expressly provide that a rescission offer will terminate a shareholder's rights, so there is a possibility that we could continue to be liable under federal securities laws. We cannot estimate the effect on our liquidity, financial position, results of operations and cash flows at this time, having received no indication of any proposed action against us by any shareholders or any regulatory authorities. All the shares subject to the rescission offer were issued during the period October 1, 2002 through September 30, 2005 to non-United States persons. As a result, it is our opinion that no state action is available, no state having jurisdiction over offshore sales; and none of these shares were issued to United States purchasers. Furthermore, shares sold to United States persons during this period were exempt pursuant to Regulation D. A Form D and state filings have been filed with appropriate authorities. Finally, these shares may be subject to the statute of limitations. All were issued more than a year ago and many of them over three years ago. We cannot predict the full effect of the statutory limitations at this time.

     A second question has arisen relative to shares issued to a consultant, Mr. Frank G. Wright pursuant to an option agreement and a registration statement on Form S-8 on the basis such form may not have been available to us. A claim that the S-8 would not be available to us is based upon the requirement that the recipient may not engage in any activity designed (1) to create a market for the shares or (2) to be a capital-raising transaction.

     It is our opinion that S-8 was property utilized with respect to the Wright option shares. Mr. Wright acted as a consultant, eligible for an option grant, there was an agreement and a plan. Mr. Wright has engaged in no prohibited activities. He has assisted us in the preparation of this Form 10-SB, but it is our opinion that this does not constitute an attempt to create a market, nor is it a capital raising transaction. Registration under the 1934 Act in itself does not create a market. Indeed, 1934 Act registration is not required for quotation in the Pink Sheets. Several steps have to be taken and no such steps have been taken. Furthermore, Mr. Wright's contract expressly provided he would provide no service that would render him ineligible to receive stock pursuant to an S-8 registration. Mr. Wright first exercised his option for 2,484,300 shares on April 11, 2005, before the S-8 was filed on December 22, 2005. These shares were issued without registration in reliance on the exemption provided by Section 4(2) of the 1933 Act. Mr. Wright was the only purchaser and knowledgeable in our affairs. His subsequent donation of 1,485,000 shares (see "Recent Sales of Unregistered Securities", page 26) was made on March 26, 2006 on the assumption the S-8 was effective, but, in the event that the S-8 was not effective, it is our position that these shares were nonetheless validly issued and transferred. Mr. Wright, in our opinion does not have a right to rescind; and he has given no indication that he would request a rescission of his purchase for which he paid by providing other shares, i.e., he was entitled to acquire 7,605,000 shares, but received 7,452,900 shares, the difference of 152,100 being used to pay the $0.01 exercise price. No cash was involved. Even if Mr. Wright were to rescind, it is difficult to anticipate the amount of liability. A cash payment would be no more than $50,700 ($0.01 per share) for the 5,070,000 shares issued in 2006. The alternative could be replacement shares issued pursuant to another registration or exempt transaction. It is our opinion that neither scenario would have a material impact on our financial position. We have received no consideration of any nature (other than payment in shares for the shares acquired) in this transaction. With or without the S-8 registration, it is our opinion that no state action would be available as the issue would be exempt under applicable state law (Massachusetts). Finally, we have received no indication of action by any regulatory agency regarding these shares; and we cannot estimate liability under any such action until we know its nature and the amount claimed, if any.

     See Part II, Item 4, "Recent Sales of Unregistered Securities", page 26.
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ITEM 2.     PLAN OF OPERATION

     The following discussion of our plan of operation for the next 12 months should be read in conjunction with our financial statements, any notes related thereto, and the other financial data included elsewhere in this registration statement.

Overview

     SuperDirectories, Inc., a Delaware corporation, was formed in October 1999 under the name LukeSmart, Inc. In July 2001, we changed our name to SuperDirectories, Inc.

     SB 303 (a) Plan of operation.

1.	SuperDirectories' plan of operation for the next twelve months is completely dependent upon the issuer's success in raising additional capital.

	i.	At the present time issuer has approximately $740,000 cash available and expects to raise approximately $1,000,000 of additional capital during the next 12 months. The issuer believes it can satisfy all of its capital requirements for the next 18 months from those sources described immediately above;

	ii.	As in previous periods, the issuer will engage consultants to perform "human" editing services, expanding the quality and size of its searchable directory. As expansion occurs, and as increased user activity places greater demand on the system, more hardware (servers and routers) will be added to manage the increased volume of data stored in the database and presented by the online directory;
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iii.	Except for one or more servers and routers as may be occasioned by large demand for our directory, we do not expect to purchase any significant equipment or make any other capital expenditure; and

iv.	We do expect, subject to the limitations explained above, to lease an office facility consisting of 2,500 square feet, to equip it with proper furniture and equipment, to engage up to 22 total employees or consultants to be deployed therein and to commence marketing and selling activities. Our timetable for any and all of these activities and the associated costs are dependent on capital raising and the success of marketing and selling activities. Reference is made to the schedule shown below for our best estimate of the timing and use of capital.

Uses of Capital

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year

Servers, Routers			35,000	35,000	70,000
Office Furniture, Equipment	11,000	11,000	22,000	22,000	66,000
Payroll, Consulting	45,000	90,000	135,000	180,000	450,000
Office Rent	12,500	12,500	12,500	12,500	50,000
	68,500	113,500	204,500	249,500	636,000

     We have described above, pursuant to 303(a)1 of Regulation SB, our plan for the deployment of new capital. During the past year, our CEO has received numerous telephone and email inquiries from our shareholders and investors referred by our shareholders, seeking to acquire common stock in private transactions. Since May, 2006, individual sales have been made to 147 investors for 576,994 shares at $1.00 per share. See Part II, Item 4-"Recent Sales of Unregistered Securities". Although a placement plan or offering strategy has not been adopted, management is confident that the present level of interest will continue and approximately $1,000,000 additional capital will be raised in the 12 months to follow. Management believes it can obtain significant new capital on short notice by private sales of restricted shares to interested investors who have approached us. In addition, management can delay expenditures until capital is raised.

     Pay Per Click A major portion of revenue is expected to come from Pay Per Click fees which we will commence as soon as possible after September 2006. We are presently generating 15,000 clicks per month and we have no agreements in place at this time to convert clicks to dollars. Our rate structure will be a flat $0.25 per click compared to an average of $0.92 for Google and Yahoo the most measurable in our industry who generate more than 2,000,000 clicks per day. We expect to increase our monthly click rate as rapidly as our financing will permit and our conversion to payment to approximately 50% at the $0.25 rate. Banners will be sold on an annual basis, starting as soon as possible after September when we will attempt to convert all present (trial basis) free-banner sites to paid sites.

     Listing fees will be offered at $150.00 per page listed compared to more than $500.00 for the big players like Google and Yahoo. A "Submit" form will be installed on our site.
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
     Associates and Affiliates programs are those such as EBay and Amazon who pay between 8% and 15% of the sale referred. We will start our campaign for these listing as soon as possible after September 2006.

     Bookings revenues will generate from electronic linking with Hotel chains, Tour operators and other large internet sellers of services such as Cruise lines, Resorts, Golf and other sports and recreation packagers. We have a most complete listing of such sites and will start working them for agreements during November 2006.

     A national advertising program is planned to be undertaken during the next 12 months. Final costs and budgets have not been negotiated or agreed upon, however, management estimates that advertising might cost several millions in the first year and will be a dominant future cost. Taken in addition to those costs described above and below for development, personnel, office and associated equipment costs, we will require additional capital before the present fiscal year is over and before we can undertake a national advertising program. We continue to research non-equity alternatives but our most promising avenue seems always to be equity.

     We have projected the opening of new offices in Plattsburgh NY during the first quarter of fiscal 2007. In addition, new hires are contemplated for marketing and administration. We do not anticipate the purchase or sale of major equipment other than office furniture and equipment.

     Independent directory consultants are trained to research subjects for our directory. We have had good success with these and presently use seven on a contractor basis only. We expect to add 15 more as financing permits for the full year. These people create new categories and add websites to our directory.

     We are now upgrading our server network by adding router machines to our existing servers. More servers in different locations will be added as the user-traffic volume and origin-locus will require.

     We currently have three servers in operation – two in Watertown, New York at facilities operated by Westelcom and one installed at facilities operated by MCI in Montreal, Quebec. By the end of the current fiscal year, we will install a fourth server in Plattsburg, New York. It is our plan to have all these facilities in operation and producing revenues in the first quarter of fiscal year 2007.

     We are expanding the number of URLs at a rate of approximately 1,000 a day and the number of categories into which we classify URLs at a rate of approximately 700 a day. We also plan to increase the number of Internet editors and leverage their efforts for growth

     We intend to introduce a fixed "price per click" (as opposed to the highest bid strategy employed by all known competitors) which we expect to yield a following dedicated to true content matching rather than a ranking based on price. This plan will be modified to offer discounts to sites producing the highest click ratings. We believe this strategy is not yet in wide use and will require a series of modifications to test and prove the concept. In the opinion of management, the bidding concept for key words is not the proper, customer-centric way to determine the priority order of websites to be shown in search results. We believe that showing the most frequently accessed sites at the top of the results list produces a more ethical result for users/searchers.
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
     Paid inclusion on listing will provide relevant search traffic with the submission of only a URL, title and description. Each click to a paid inclusion listing will be billed on a simple preset "cost per click". Paid inclusion listing will be boosted into the sponsored search section of the search results page when space is available. In addition, we will pursue alternative revenue generating opportunities such as providing research and booking search tools for certain on line service providers such as hotels, airlines, car rental and vacation packages as well as comparison shopping tools for users to find, research, compare and purchase products on line. We publish our data in a proprietary and unique set of categories in specific taxonomy, which has over 1,113,933 searchable categories as of September 10, 2006. We expect to develop technology for incorporating maximum "cost per click" and click through rate in the placement of listings in search results, updated throughout the day.

     Our database software is basically a modified Microsoft SQL. We have also written 38,000 pages of script to run our database and search performance.
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Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

     On an ongoing basis, we evaluate our estimates, including those related to reserves, impairment of website development cost, value of our stock issue to consultants for services and deferred taxes. We base our estimates on assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above described items are reasonable.

     Amortization of Website Development Costs: In accordance with EITF 00-2, Accounting for Website Development Costs and SOP 91-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized certain website development costs totaling $232,249 at September 30, 2005. Capitalized website development costs will be amortized over a period of three years once the website is ready for its intended use.

     Stock Options to Consultants: Stock issued to consultants for services are reported under SFAS123R. Share based payments are recognized in the statement of operations, based on their fair values. Stock options for 2,484,300 shares have been exercised at September 30, 2005 and another 2,535,000 shares were vested, however, not exercised at September 30, 2005. The fair value of these vested options were determined using the Black-Scholes option pricing model. Consulting expense totaling $2,489,370 was recorded in the September 30, 2005 statement of operations in connection with these transactions.

     Deferred Income Tax Asset Valuation Allowance: We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets we consider all available positive and negative evidence including our operating results, ongoing prudent and feasible tax planning strategies and forecasts of future taxable income on a jurisdiction by jurisdiction basis. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount an adjustment to valuation allowance would likely increase stockholders' equity as substantially all of our net operating losses result from employee stock option deductions.

ITEM 3.    DESCRIPTION OF PROPERTY.

     Our principal corporate offices are currently located at 5337 Route 374, Merrill, New York and consist of approximately 150 square feet of office and administrative space that we lease from and share with Aqua Nature of USA, Inc. pursuant to an informal month-to-month lease arrangement. Luke Lalonde, our president and majority stockholder is the majority stockholder of Aqua Nature of USA, Inc. Aqua Nature of USA, Inc.’s sole business is owning and managing properties controlled by Mr. Lalonde. For the fiscal years ended September 30, 2004 and 2005, we paid Aqua Nature of USA, Inc. approximately $14,500 and $22,000 respectively in rent and services related to the property and $25,302 for the nine months ended June 30, 2006 ($1208, $1833 and $4217 per month, respectively).

     We are currently seeking to lease a new facility in or near Plattsburg, New York, which will serve as our principal corporate offices. We anticipate relocating to such a new facility during the first half of the fiscal year to end 9/30/07.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of September 30, 2006, certain information concerning the ownership of our common stock by:

  any person who is known to us to own beneficially 5% or more of our outstanding common stock;
  any director, president and executive officers; and
  director and executive officers as a group.

     Unless otherwise indicated, the person named below has sole voting and investment power with respect to all shares shown as beneficially owned by him, except to the extent authority is shared by his spouse under applicable community property laws.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes all shares over which the subject individual has or shares voting or investment power. Shares of common stock subject to options that are currently exercisable within 60 days of the date of this report are treated as outstanding for the purpose of computing the percentage ownership of the subject individual. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.
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
     As of August 31, 2006, there were approximately 164,745,934 shares of our common stock outstanding. There is no plan or arrangement with respect to a change in control.

	Amount and Nature of
Name of Beneficial Owner	Beneficially Ownership	Percent of Class

Luke Lalonde (1)	100,000,000	60.7%

Gary Benware (2)	None	0%

(1)	Mr. Lalonde's business address is in care of SuperDirectories, Inc., 5337 Route 374, Merrill, New York 12955.

(2)	See Executive Officers, Key Employees and Directors, Part I, Item 5 on page 16.

ITEM	5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Executive Officers, Key Employees and Directors

     The following table sets forth the name, age and positions of Luke Lalonde, our sole executive officer and director and Gary Benware who acts as Chief Financial Officer. Mr. Lalonde is serving as a director until the next annual meeting of stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Mr. Lalonde is serving as our sole executive officer for a term which continues until the meeting of the board of directors which follows the next annual meeting of stockholders and until his successor shall have been chosen and qualified. He devotes 100% of his time to our business.

Name	Age	Position(s)

Luke Lalonde	67	President, Treasurer and Sole Director
Gary Benware	57	Chief Financial Officer [1]

     Mr. Lalonde, 67, has served as our President and sole director since 1999. From 1993 until 1999, Mr. Lalonde was semi-retired. From 1980 until 1993, Mr. Lalonde was the founder, President and Chief Executive Officer of AquaNature, Inc., a natural spring water bottling company, located in Quebec, Canada. Mr. Lalonde also owned and operated AquiCulture, Inc., a rainbow trout farm, from 1972 until 1986. Both AquaNature, Inc. and AquiCulture, Inc. were sold to Danon, Inc. in 1993. Mr. Lalonde is also majority shareholder of Aqua Nature USA. See Description of Property, Part I, Item 3 on page 14.

     Shareholders were offered free banners for an undetermined period in time. There is no cost to the company and should eventually facilitate the sale of banners. These banners were offered to all existing shareholders and were not used in connection with a sale of securities. There was no dollar value attributed to this service.

________________________________________
1 Mr. Benware is a member of the accounting firm Dragon Benware. He is not an employee.
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
     Mr. Lalonde's daughter, Josee, received $4,300 in 2004 for assisting in basic structure design for office management and procedures.

     Gary Benware, an independent accountant, performs the function of Chief Financial Officer. He is not a director, officer or employee. See Executive Compensation Part I, Item 6 on Page 18.
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Family Relationships

     There are no family relationships among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

     During the past five years, none of our directors, persons nominated to become a director, executive officers, promoters or control persons have been involved in:

  Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
  Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violation and other minor offenses);
  Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
  Being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee and Audit Committee Financial Expert

     We do not currently have an audit committee financial expert, nor do we have an audit committee. Our board of directors, which currently consists solely of Mr. Lalonde, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board of directors would make a determination as to whether such person is independent, and otherwise meets the requirements of an audit committee financial expert.

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ITEM 6.    EXECUTIVE COMPENSATION

The following table sets forth compensation paid to persons who may be considered executive officers of the Company during the three fiscal years ended September 30, 2006.

					Long
Name and Position	Year	Salary	Bonus	Other	Term(2)

Luke Lalonde	2006	0	0	0
President and Chief	2005	0	0	0
Executive Officer	2004	0	0	0

Gary Benware	2006(1)	$32,325	0	0
Chief Financial Officer	2005	$21,010	0	0
	2004	$24,700	0	0

_________________________

(1) Mr. Benware is a member of the accounting firm of Dragon Benware. As is customary with many startup companies, we retained the firm to provide internal accounting services. The sums noted above were paid to the firm, and Mr. Benware received no compensation directly from us. His firm owns none of our shares.

(2) Neither Mr. Lalonde nor Mr. Benware received any long-term compensation in the form of Stock awards, SARs, LTIP payments or any other.
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
Option Grants

Option Grants in Last Fiscal Year

     We have not granted options to Mr. Lalonde or Mr. Benware at any time.

Director Compensation

     Mr. Lalonde, our sole director, does not receive any compensation for acting as such.

Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

     We currently do not have any employment agreement and/or compensatory plan or arrangement with Mr. Lalonde, our sole executive officer and director.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We are parties to an informal arrangement with Aqua Nature of USA, Inc. pursuant to which we lease from them our principal corporate offices located at 5337 Route 374, Merrill, New York and we also receive certain telephone, internet, administrative, bookkeeping and related services. Luke Lalonde, our president and majority stockholder is the majority stockholder of Aqua Nature of USA, Inc. See Description of Property, Part I, Item 3 on Page 14.

     In 2000, Mr. Lalonde transferred his legal right, title and interest in the SuperDirectories internet website to the Company in exchange for 100,000,000 shares of our common stock.

     Mr. Frank G. Wright is a minority shareholder of the Company. By Agreement dated November 24, 2004, which expired in accordance with its terms on March 24, 2005 ("Agreement"), the Company retained Mr. Wright as a consultant to provide services "related to the registration of the Company's Common Stock, application to have such shares of Common Stock quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board, and such other related business services as the Company may reasonably request provided that the Consultant shall not in any case provide any services which would render him ineligible to receive Common Stock of the Company registered on Form S-8 as provided in Section 1.2 hereof".

     That Agreement, which is filed as Exhibit 10.1 to this 10-SB, further provided in Section 1.2 that Mr. Wright was to be compensated by $90,000 in cash plus options to purchase 7,605,000 shares of common stock. The Stock Option Agreement is attached to the Agreement as Exhibit A and is filed as a part of Exhibit 10.1.
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
     Mr. Wright received a total of 7,452,900 shares on exercise of his option on April 11, 2005 and March 25, 2006. In April, 2006, Mr. Wright made a gift of 1,485,000 shares to 22 members of his family and 2 acquaintances. He received no consideration for those shares and there were no fees or commissions paid. No broker/dealers were involved, and the donees were advised there was no market for the shares. As of September 30, 2006 Mr. Wright owns 5,967,900 shares or 3.62% of the total outstanding and the donees 1,485,000 shares or 0.90%.

     During the term of the Agreement, and since its expiration by its terms more than one year ago, on March 24, 2005, Mr. Wright has assisted the Company to engage counsel and PCAOB accountants and assisted in the organization of material and persons to prepare and file the 10-SB and Amendments and periodic reports. These are the only services performed by Mr. Wright. Mr. Wright has taken no steps of any kind with respect to an application for quotation on the OTC-BB or any other market-making activities and Mr. Wright has not participated directly or indirectly in any capital raising transaction.

     Innovation Capital Partners, in which Mr. Wright appears as Managing General Partner, has no relationship with the Company. There is no statement we are, or ever were, a client of Innovation. The only reference to the Company on Innovation's website was a disclosure that Mr. Wright has enjoyed a prior consulting relationship with the Company. All references to us have been removed from Innovation's website.

     The Company is not planning a spin-off or reverse merger or any similar transaction with Innovation or anyone else. A 2004 proposal was aborted after discussions with the Staff and General Counsel’s Office led us to believe that it was not a viable plan for the Company. No filings were made at that time. Furthermore, all reference to that proposed (and, in 2004 shown as a “pending transaction”) was removed by Innovation from its website at that time more than two years ago.

     Effective August 1, 2006, we again engaged Mr. Wright as a consultant. He will interview and recommend a person to be Chief Financial Officer, assist in finalizing this report and future periodic filings. He will not be authorized to engaged in any other activities on our behalf. He will be retained as a consultant only and will not be a director, officer or employee. His compensation will be $8,000.00 per month on a month-to-month basis. We have not entered into a written agreement. We do not intend to engage Innovation Capital Partners in any capacity.
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ITEM 8.    DESCRIPTION OF SECURITIES.

     The following summary of the material terms of our capital stock is qualified in its entirety by reference to our certificate of incorporation (as amended) and bylaws, which documents are incorporated herein by such reference.

General

     Our certificate of incorporation, as amended, authorizes the issuance of up to 200,000,000 shares of common stock, $0.01 par value per share. As of March 31, 2006, approximately 164,325,262 shares of our common stock were issued and outstanding. Our certificate of incorporation does not authorize any shares of preferred stock.

Common Stock

     The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Cumulative voting is not permitted. Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of our company, holders of our common stock are entitled to share ratably in all remaining assets available for distribution to them after the payment of liabilities and after provision has been made for each class of stock having preference over the common stock. Holders of our common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions generally applicable to our common stock.

Transfer Agent

     The transfer agent and registrar for our common stock is Transfer Online, Inc., 317 S W Alder Street, Second Floor, Portland, OR 97204.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information

     As of August 31, 2006, there were outstanding 164,745,934 shares of our common stock of which 158,872,362 are restricted and may be transferred only pursuant to a registration under the Securities Act, Rule 144 or some other exemption from registration. An additional 7,452,900 outstanding shares issued pursuant to the exercise of a stock option have been registered on a Form S-8, are unrestricted and freely tradable. No shares are presently proposed to be publicly offered.

     We are an Exchange Act reporting company. However, currently, there is no established public trading market for our common stock. We cannot assure you that a public trading market for our common stock will ever develop or be maintained. We have not applied for a listing on any public trading exchange; however, we intend to qualify for quotation on the OTC Bulletin Board at a future date, by asking at least one broker dealer to make appropriate filings with the National Association of Securities Dealers, and to serve as market maker.
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     The Securities and Exchange Commission has promulgated rules affecting so-called "Penny Stocks," which are defined in Rule 15g-9 promulgated under the Exchange Act as equity securities whose market price is less than $5.00. We anticipate that our stock will fall under this definition. Transactions in Penny Stocks are restricted and regulated in several ways:

  Brokers must approve a client's account for transactions in Penny Stocks by obtaining information about the client's financial situation and making a determination that Penny Stocks are suitable for the client, or that clients have sufficient experience to evaluate the investment in a Penny Stock themselves;
  Brokers must receive a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased;
  Brokers must deliver to the client prior to a transaction in Penny Stocks a written disclosure statement highlighting the basis for the suitability decision, as well as that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions; and
  Brokers must furnish the client with monthly account statements with recent price information about the client's Penny Stocks and setting forth information about the limited market in Penny Stocks.

     These regulations could make it more difficult for investors to transact in our common stock, and therefore, a market in our securities may be less developed than that of otherwise similar issuers who are not subject to Penny Stock regulations.

Holders

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    On August 31, 2006, there were approximately 915 holders of record of our common stock.

Dividends

     Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We have never declared or paid any dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings to finance the growth and development of our business and for general corporate purposes.

Securities Authorized for Issuance Under Equity Compensation Plans

     There are no existing compensation plans. An earlier option plan has been fully exercised.

     Shares were issued pursuant to the Stock Option Agreement dated November 24, 2004 between us and Frank G. Wright. The options were granted to Mr. Wright as partial compensation for consulting services that he provided to us related to the registration of our common stock under the Exchange Act and such other related business consulting services as we may reasonably request. Pursuant to the stock option agreement, we granted to Mr. Wright options to purchase up to 7,605,000 shares of our common stock. One-third of the options became immediately exercisable; another one-third of the options became exercisable upon the filing of this registration statement with the Securities and Exchange Commission; and the remaining one third of the options became exercisable upon the effectiveness of this registration statement. The exercise price for the options is $0.01 per share. The options shares have been registered on a Form S-8 filed with the SEC, and there are no unexercised options remaining.

ITEM 2.     LEGAL PROCEEDINGS.

     We are not currently a party to any pending legal proceeding, nor is any of our property the subject of a pending legal proceeding. We are not aware of any proceeding that a governmental authority is contemplating against us.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     During our existence, we have had three accounting firms. Dragon Benware was our auditor until December 2004 and for fiscal years ending September 30, 1999 – 2003. They were not retained, as of December 16, 2004, because they did not qualify under Public Company Accounting Oversight Board (“PCAOB”) requirements. On December 17, 2004, we engaged Sprouse & Anderson, LLP ("S&A") to act as our principal independent accountants for fiscal 2004 and following years. During the engagement a disagreement arose with respect to the $1,000,000.00 valuation we placed on the website transferred to us by Mr. Lalonde in exchange for 100,000,000 shares of our common stock ($0.01 per share). S&A's position was that either an independent outside evaluation or Mr. Lalonde's historic cost was a proper basis for valuation. They also felt impairment was required to be considered and analyzed in each fiscal period based on events then known. They argued there was no valid accounting principal or fact situation to support any value at the time of booking the asset except independent valuation or historical cost. They offered to consider an outside appraisal in support of the non-impairment argument.

     It was our position that $1,000,000.00 valuation was correct as it was the fair market value placed on our website asset in our certified financial statements for 2000 and 2001. It was also our position that the current date was the proper time to consider the impairment question.

     During the period of the dispute, a feeling of animosity arose amongst the parties and S&A's services were terminated on March 4, 2005 before they rendered any opinion in connection with our financial statements. The dismissal was approved by the Board of Directors. S&A did not render a report on the financial statements at any point during the last two fiscal years or any later interim period. The disagreement was really never resolved, but in reality has become moot. The website valuation of $1,000,000.00 -the point of contention-was reduced to zero through the reaudits by Goff Backa Alfera & Company ("GBA").

     We engaged GBA as our principal independent accountants on March 15, 2005 and authorized S&A to respond fully to the inquiries of GBA concerning the subject matter of the disagreement. We ultimately decided to obtain an outside valuation. This was done for the purpose of testing our intangible assets for impairment in accordance with Statement of Financial Accounting standards No. 142. The analysis was completed by Horovitz, Rudoy and Paterano, independent public accountants and business advisors on April 6, 2005. They have rendered no other services to us. We did not have further consultations with S&A. Neither S&A nor Dragon Benware advised us of any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to their satisfaction, would have caused them to make reference o the subject matter of the disagreements in connection with a report.

     We have provided S&A with copies of the foregoing disclosures and requested S&A to furnish to us a letter, addressed to the Securities and Exchange Commission, stating whether it agrees with the above statements. A copy of S&A's letter is filed as Exhibit 16.1 to this registration statement.

     There was no disagreement on accounting principles. Dragon Benware rendered no adverse opinion or disclaimer, nor was there any modification of an earlier opinion. A letter from Dragon Benware is filed as Exhibit 16.2 to this Registration Statement.

     None of our accountants, during the fiscal years ended September 30, 2003 and 2004 and the interim period ending June 30, 2006 have advised us that internal controls did not exist or that they were unwilling to rely on management's representations or that the scope of the audit should be expanded or that information had come to their attention that would materially impact the fairness or reliability of any opinion. The prior accountants were authorized to respond fully to the inquiries of a successor.

     In response to SEC comments, GBA was required to re-audit financial statements from inception (November, 1999) through September 30, 2005 (end of latest fiscal year). Audits have been redone and restated and are filed as a part of this Form 10-SB.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     During the three fiscal years ending on September 30, 2005, we issued a total of approximately 18,841,061 shares of our common stock in individual private offerings at prices ranging from $.01 to $1.00 per share. Except as noted below, all of these shares are restricted securities, as that term is defined by the Securities Act.

     The following chart sets forth, by date, (i) the total number of shares sold on that date, (ii) the number of purchasers that purchased shares in individual offerings on that date, and (iii) the total price of all offerings that occurred on that date. All shares of our common stock were sold for cash, except as otherwise noted.

Date	Number of Shares Sold	Number of Purchasers/Offerings	Total Offering Price
October 7, 2002	75,000	1	$3,750.00
April 24, 2003	36,000	3	$1,800.00
April 19, 2003	280,135	17	$14,006.75
May 12, 2003	179,313	12	$8,965.65
May 18-19, 2003	86,000	2	$4,300.00
June 6, 2003	14,400	1	$720.00
June 27, 2003	98,340	12	$4,917.00
July 10, 2003	96,668	5	$4,833.40
October 28-30, 2003	141,700	5	$7,085.00
November 17, 2003	234,117	16	$11,705.85
December 19, 2003	315,000	7	$15,750.00
December 23, 2003	334,135	15	$16,706.75

January 6, 2004	230,000	21	$10,900.00
February 9, 2004	572,400	18	$23,746.00
February 19, 2004	421,337	22	$25,200.18
February 23-24,2004	1,556,855	71	$33,137.10
March 17, 2004	268,950	16	$5,379.00
April 5, 2004	572,108	31	$29,731.40
May 25-26, 2004	513,000	26	$10,260.00
June 10, 2004	43,382	1	$4,338.20
June 18, 2004	1,267,170	77	$25,242.40
July 6, 2004	170,286	10	$6,605.72
July 12-14, 2004	365,695	24	$54,198.57
August 11, 2004	125,000	9	$10,500.00
September 14, 2004	242,974	15	$39,497.40
October 18, 2004	593,234	13	$12,612.34
November 29, 2004	62,000	5	$12,600.00
December 3, 2004	4,000	1	$2,000.00
December 16, 2004	480,600	19	$73,490.00
December 27, 2004	12,000	2	$6,000.00
January 5, 2005	66,000	6	$33,000.00
January 20, 2005	18,000	1	$9,000.00
January 26, 2005	13,000	3	$6,500.00
January 31-February 1, 2005	50,000	7	$25,000.00
February 7, 2005	200,500	7	$22,575.00
February 14, 2005	35,000	1	$17,500.00
February 25, 2005	28,000	4	$6,300.00
March 2, 2005	10,000	1	$5,000.00
March 16, 2005	5,000	1	$2,500.00
April 11, 2005	2,484,300	1	$0.00*
April 11, 2005	9,100	13	$19,250.00
April 28, 2005	495,000	5	$100,710.00
May 3, 2005	23,000	2	$4,300.00
May 6, 2005	10,000	1	$5,000.00

May 9, 2005	26,000	4	$2,600.00
May 17, 2005	11,000	2	$1,100.00
June 10, 2005	28,110	4	$2,811.00
June 17, 2005	4,000	1	$2,000.00
July 7, 2005	69,000	10	$8,500.00
July 22, 2005	3,341,202	18	$36,320.20
July 26, 2005	278,780	38	$30,918.00
August 2, 2005	16,000	3	$5,500.00
August 5, 2005	10,000	1	$5,000.00
August 11, 2005	311,000	21	$24,900.00
August 12, 2005	58,000	6	$5,800.00
August 19, 2005	15,000	2	$5,500.00
August 23, 2005	103,000	10	$9,300.00
August 28, 2005	40,000	7	$18,600.0
August 30, 2005	50,000	4	$3,000.00
August 31, 2005	1,119,590	76	$75,285.00
TOTAL	18,841,061	778	997,848.57


*	Represents exercise by Frank G. Wright of vested stock options granted for services rendered related to the registration of our common stock under the Exchange Act and other business consulting services. This issue occurred prior to the filing of Form S-8 referred to below.

     The foregoing sets forth, in chronological order the sales, in all of which the price was determined by Mr. Lalonde. Except for 15 foreign trusts and corporations, all the purchasers were individuals and private investors. None were or are directors, officers, employees or 5% shareholders of the Company. There were no public offerings, no underwriters and no commissions paid. No shares have been issued since August 31, 2005 except for (1) 4,968,600 shares issued on March 25, 2006 to Frank Wright upon exercise of stock options (all of his option shares were registered under the 1933 Act on a Form S-8 filed in December, 2005) and (2) 536,992 shares issued in May-July 2006 at $1.00 per share to 146 purchasers, all of whom are citizens and residence of Canada. These sales were exempt pursuant to the provisions of Regulation S. All purchasers provided executed subscription agreements containing sufficient information to meet the requirements for the exemption. There were no public offerings, announcements or advertising. No commissions were paid, and the certificates representing the shares carry an appropriate legend, i.e., that shares were issued without registration under the 1933 Act, are restricted and may be resold only in accordance with the provisions of Regulation S.

     Of the sales noted in the above table (except option shares), $56,100 were made to investors in 9 states of the United States. The balance, 753 sales totaling $941,748.57, were made to Canadian and other non-United States purchasers. We relied on the exemptions provided by Section 504 of Regulation D and Section 4(2) of the Securities Act with respect to United States investors and Regulation S with respect to the non-United States purchasers. However, no Form D was filed with respect to those United States purchasers (25 purchasers in 9 States).

     We have, therefore, taken the following steps:

(1)     With respect to the United States purchasers: although failure to timely file the Form D does not void the Section 504 exemption, we have filed a Form D with the Commission and state agencies where required. Stop Transfer Orders have been placed with our Transfer Agent.

(2)     While we were engaged in drafting the original 10-SB (which we filed on September 20, 2005) a former attorney suggested that our reliance on a Regulation S exemption for sales of unregistered securities was subject to question since we might not have given and received sufficiently affirmative representations respecting the conditions upon which Regulation S sales were made. No written opinion was rendered on the point. Subsequently, our present counsel concurred that Regulation S sales, if made without sufficient documentation, might confer a right of rescission upon the purchasers as a remedy.

     A rescission offer was mailed on October 15, 2005 and also hand delivered to all non-United States shareholders attending a meeting on October 16, 2005 in Montreal, Quebec. It included a form of subscription agreement confirming their qualification as non-United States persons together with their acknowledgement of the notice of the enlarged legend to be placed on their certificates and that stop-transfer orders were to be placed against all the shares. The same material was mailed to all non-United States shareholders not in attendance at the meeting.  None of the shareholders accepted the rescission offer, and all remain shareholders to date. The rescission offer was not made to U.S. persons and was made prior to the effectiveness of the registration of our shares under the 1934 Act so that we were exempt from the reporting and other requirements of Sections 13, 14 and 16. Following is a listing of the contents of the documents.

     A. Purchaser Certification. Each purchaser certified that he or she is not a U.S. person, as defined in Rule 902(d), and that he or she is not acquiring the securities "for the account or benefit of any U.S. person".

     B. Purchase Agreements. Each purchaser agreed to resell the securities only in accordance with Regulation S, the registration requirements of the Securities Act or pursuant to an exemption from registration. Furthermore, each purchaser agreed "not to engage in hedging transactions with regard to such securities unless in compliance with the Securities Act."

     C. Legends. Pursuant to Rule 903(b)(3)(ii)(B)(3), we advised that an expanded legend would be placed on the certificates representing the securities sold offshore under Regulation S. This legend provides that transfer of such securities is prohibited other than in accordance with Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration. We also advised that hedging transactions may not be conducted except in compliance with the Securities Act. Purchasers acknowledged their understanding of these conditions.

     D. Stop Transfer Instructions. We issued instructions to our Transfer Agent to refuse to register any transfer of equity securities not made in accordance with the registration or exemptive provisions of the Securities Act or Regulation S. Purchasers acknowledged understanding that the Company did this.

     We feel that Regulation S is available as the transactions as structured meet all its requirements. As a matter of fact, as noted earlier, there was no opinion, ruling or other determination that it was not available in the first instance. No claims have been made, and we are unaware that any are pending or contemplated. It is our opinion that we have not violated any securities laws. On the contrary, we have taken every step to insure compliance.

     Except for approximately $15,000.00 in expenses incurred in preparing and filing the Form D and preparing and delivering the rescission offer material, we believe there is no liability contingent or otherwise which requires further disclosure in our financial statements section of this Registration Statement. Such expenses will not negatively impact our capital structure as we had sufficient cash to pay all of them. It is our opinion that there is no basis for a claim for damages by any purchaser under federal or state law, and no such claims have been made. See Risk Factors – "It may be determined that certain issuances of our securities were not exempt from registration."

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     We are a corporation organized under the laws of the State of Delaware. Under Section 145 of the Delaware General Corporation Law, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. Our certificate of incorporation, as amended, includes provisions (i) to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty and (ii) to permit us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

PART F/S

     Our financial statements are included at the end of this registration statement beginning on page F-1 and are incorporated herein by reference.

SUPERDIRECTORIES, INC.
(A Development Stage Company)

Audited Financial Statements From Inception
(November 15, 1999) to September 30, 2005

Including Interim Financial Information
For the Periods Ended
December 31, 2005 and 2004

SuperDirectories, Inc.
Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of SuperDirectories, Inc.

We have audited the accompanying balance sheets of SuperDirectories, Inc. (a development stage company) as of September 30, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and for the period from November 15, 1999 (inception), to September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SuperDirectories, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, and from November 15, 1999 (inception), to September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1 and 9 to the financial statements, the Company has restated its financial statements for the fiscal years ended September 30, 2004 and 2003.

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania
February 20, 2006

SuperDirectories, Inc.
(A Development Stage Company)
Balance Sheets
	September 30,
	2004 Restated	2005	December 31, 2005
			(UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$244,608	$515,739	$434,211
Due from stockholder	12,683	6,745	—
Prepaid Taxes	740	2,736	2,736

TOTAL CURRENT ASSETS	258,031	525,220	436,947

PROPERTY AND EQUIPMENT
Website development costs	227,529	232,249	232,249
Office equipment	26,127	39,529	47,641
Less accumulated depreciation	(19,531)	(25,299)	(27,151)

TOTAL PROPERTY AND EQUIPMENT	234,125	246,479	252,739

TRADE NAME, NET	2,680	2,463	2,409

TOTAL ASSETS	$494,836	$774,162	$692,095

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,765	$2,321	$–
Accrued expenses	20,500	42,974	6,785
Due to stockholder	–	–	4,484

TOTAL CURRENT LIABILITIES	22,265	45,295	11,269

TOTAL LIABILITIES	22,265	45,295	11,269

STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY
Capital stock, par value $.01 per share, 200,000,000 shares authorized.
152,216,326, 159,356,662, and 159,356,662 shares issued and
outstanding at September 30, 2004 and 2005 and December 31, 2005	1,522,163	1,593,567	1,593,567
Additional paid in capital	(529,376)	2,439,255	2,439,255
Accumulated loss during the developmental stage	(520,216)	(3,303,955)	(3,351,996)

TOTAL STOCKHOLDERS' EQUITY	472,571	728,867	680,826

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$494,836	$774,162	$692,095

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.
(A Development Stage Company)
Statements of Operations

	Years Ended September 30,		3 Months Ended December 31,		November 15, 1999 (Inception) to
	2004 Restated	2005	2004	2005	December 31, 2005 Restated

REVENUES
Operating income	$—	$—	$—	$—	$—

TOTAL OPERATING INCOME	—	—	—	—	—

EXPENSES
Consultants	30,000	2,549,370	30,000	1,758	2,581,128
Legal and accounting	28,835	166,543	27,614	12,409	259,396
Product development costs	14,903	20,402	9,508	10,508	121,357
Rental expense	14,500	22,000	5,000	16,302	242,477
Travel expense	5,187	10,370	2,429	4,511	38,255
Automobile expense	4,800	3,194	924	466	20,587
Depreciation	4,982	5,768	1,369	1,852	27,151
Start-Up Costs	—	—	—	—	17,500
Other taxes	2,163	1,930	—	—	14,648
Telephone	2,500	2,151	431	407	12,197
Office supplies	1,634	3,428	167	151	19,030
Amortization	194	217	54	54	849
Miscellaneous	65	150	—	—	888
Bank fees	54	77	7	2	552
Penalties	22	—	—	—	561
Advertising	—	—	—	—	158
Repair and maintenance	—	—	—	—	107
Insurance	—	—	—	—	3,423
Training	—	—	—	—	599
Web consulting	—	—	—	—	5,231

TOTAL EXPENSES	109,839	2,785,600	77,503	48,420	3,366,094

OTHER INCOME
Other Income	—	—	—	—	125
Interest income	630	1861	345	379	13,973
TOTAL OTHER INCOME
	630	1861	345	379	14,098

INCOME (LOSS) BEFORE INCOME TAXES	(109,209)	(2,783,739)	(77,158)	(48,041)	(3,351,996)

(PROVISION) BENEFIT FOR INCOME TAXES	—	—	—	—	—

NET LOSS	$(109,209)	$(2,783,739)	$(77,158)	$(48,041)	$(3,351,996)

EARNINGS (LOSS) PER COMMON SHARE - BASIC	$(0.00)	$(0.02)	$(0.00)	$(0.00)

EARNINGS (LOSS) PER COMMON SHARE – DILUTED	$(0.00)	$(0.02)	$(0.00)	$(0.00)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC	149,519,394	155,879,153	152,807,253	159,356,662

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - DILUTED	149,519,394	155,879,153	152,807,253	159,356,662

The accompanying notes are an integral part of these financial statements.

	Shares	Amount	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	COMMON STOCK

Balance at September 30, 1999	—	—	—	—	$—
Issuance of common stock	140,500,000	1,405,000	(1,000,000)	—	405,000
Net loss	—	—	—	(128,347)	(128,347)

Balance at September 30, 2000	140,500,000	1,405,000	(1,000,000)	(128,347)	276,653
Issuance of common stock	46,500	465	46,035	—	46,500
Net loss	—	—	—	(109,493)	(109,493)

Balance at September 30, 2001	140,546,500	1,405,465	(953,965)	(237,840)	213,660
Issuance of common stock	3,228,299	32,283	132,932	—	165,215
Net loss	—	—	—	(121,664)	(121,664)

Balance at September 30, 2002	143,774,799	1,437,748	(821,033)	(359,504)	257,211
Issuance of common stock	507,408	5,074	20,296	—	25,370
Net loss	—	—	—	(51,503)	(51,503)

Balance at September 30, 2003	144,282,207	1,442,822	(800,737)	(411,007)	231,078
Issuance of common stock	7,934,119	79,341	271,361	—	350,702
Net loss	—	—	—	(109,209)	(109,209)

Restated Balance at September 30, 2004	152,216,326	1,522,163	(529,376)	(520,216)	472,571
Issuance of common stock	7,140,336	71,404	1,721,411	—	1,792,815
Stock Based Compensation Expensed	—	—	1,247,220	—	1,247,220
(Options valued at $.492 per share)
Net loss	—	—	—	(2,783,789)	(2,783,789)

Balance at September 30, 2005	159,356,662	1,593,567	2,439,255	(3,303,955)	728,867
Issuance of common stock	—	—	—	—	—
Net loss	—	—	—	(48,041)	(48,041)

Balance at December 31, 2005	159,356,662	1,593,567	2,439,255	(3,351,996)	$680,826

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.
(A Development Stage Company)
Statements of Cash Flows

	Years Ended September 30,		Three Months Ended December 31,		November 15, 1999 (Inception) to
	2004 Restated	2005	2004	2005	Dec. 31, 2005 Restated
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(109,209)	$(2,783,739)	$(77,158)	$(48,041)	$(3,351,996)
Adjustments to reconcile net loss to net cash used by operating activities:
Noncash Stock Compensation Expense	—	2,489,370	—	—	2,489,370
Depreciation	4,982	5,768	1,369	1,852	27,152
Amortization	194	217	54	54	849
(Increase) decrease in assets:
Due from Stockholder	(5,913)	5,938	—	6,745	—
Prepaid taxes	(1,282)	(1,996)	(987)	—	(2,736)
Increase (decrease) in liabilities:
Accounts payable	(933)	556	(1,316)	(2,320)	—
Accrued expenses	(20,500)	22,474	(4,435)	(36,190)	6,784

NET CASH USED BY OPERATING ACTIVITIES	(91,661)	(261,412)	(82,473)	(77,900)	(830,577)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(15,496)	(18,122)	—	(8,112)	(279,890)
Trade name	(383)	—	—	—	(3,258)

NET CASH USED IN INVESTING ACTIVITIES	(15,879)	(18,122)	—	(8,112)	(283,148)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	350,702	550,665	123,105	—	1,543,452
Borrowings from stockholder	—	—	—	4,484	4,484

NET CASH PROVIDED BY FINANCING ACTIVITIES	350,702	550,665	123,105	4,484	1,547,936

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	243,162	271,131	40,632	(81,528)	434,211

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,446	244,608	244,608	515,739	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	$244,608	$515,739	$285,240	$434,211	$434,211

SUPPLEMENTAL DISCLOSURES
NONCASH INVESTING AND FINANCING ACTIVITIES
Stock Options Exercised	$—	$1,247,220	$—	$—	$1,247,220

SuperDirectories, Inc.
Notes to Financial Statements

Note 1 – Summary of significant accounting policies:

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

General

SuperDirectories, Inc. is a corporation organized under the State of Delaware General Corporation Law. The Corporation was created on November 15, 1999 under the name LukeSmart, Inc. and was renamed SuperDirectories, Inc. on July 9, 2002. SuperDirectories, Inc. is a corporation that is currently developing a Search Engine for Internet use.

Restatement of financial statements

The historical financial information in this document has been restated due to accounting errors in prior periods that were not identified by the predecessor audit firm. In fiscal year 2005, we found errors in our previously issued financial statements primarily related to the accounting for intangible assets and our website development costs. The errors were from 2003 and prior years which carried through to the 2004 financial statements. These errors were discovered when our current audit firm was engaged to re-audit our financial statements from inception. These financial statements had been previously audited by other auditors. Correction of these errors resulted in an increase in the net loss for fiscal 2004 of $45,362, and an increase in the net loss for fiscal 2003 of $25,736 and a decrease in net loss for periods prior to 2003 of $154,364. Since recording these adjustments in fiscal 2005 would have had a material impact on the financial statements for fiscal 2005, we determined that a restatement of our prior years' financial statements was appropriate. The effect on this restatement on prior periods is given in detail in Note 9 to the financial statements.

Accounting Method Applied

The accrual method is used for both financial reporting and income tax purposes.

Cash and Cash Equivalents

For the purpose of the balance sheets and statements of cash flows, the organization considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost when purchased. Depreciation of property and equipment is generally computed using accelerated and straight line methods based on the estimated useful lives of the assets. The useful life of office equipment is from 3 to 5 years. Upon retirement or disposal of an asset, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income. Depreciation expense was $5,768 and $4,982 the years ended September 30, 2005 and 2004 respectively.

SuperDirectories, Inc.
Notes to Financial Statements

Note 1 – Summary of significant accounting policies (continued):

Long-Lived Assets Including Goodwill & Other Acquired Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations" (SFAS No. 141) and Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS No. 142 effective January 1, 2002.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that the Company record an impairment charge on finite-lived intangibles or long-lived assets to be held and used when the Company determines that an indicator exists and the carrying value of intangible assets and long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of intangibles or long-lived assets based on the difference between book value of the asset and fair value as determined using a projected discounted cash flow method using a discount rate determined by its management to be commensurate with the risk inherent in its business model. The Company's estimate of cash flows requires significant judgment based on its historical results and anticipated results and is subject to many factors. No long-lived assets were determined to be impaired at September 30, 2005 or 2004.

Website Development Costs

The Company has capitalized certain website development costs totaling $4,720 and $13,650 during the years ended 2005 and 2004, respectively. Capitalized website development costs are included in property and equipment and will be amortized over a period of three years once the website is ready for its intended use. Total capitalized website costs at September 30, 2005 of $232,249, consists of $87,476 of costs relating to initial website graphics and design and $144,773 of costs associated with coding the website. These costs were accounted for in accordance with SOP 98-1 and specifically exhibit 00-2A of EITF 00-2. All capitalized costs were incurred in the website application and infrastructure development stage or the graphics development stage and were capitalized pursuant to SOP 98-1 paragraph 21.

Trade Name

Trade name is carried at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over the economic lives of the respective assets, generally two to fifteen years. Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. The Company recorded amortization expense of $217 and $194 for 2005 and 2004, respectively.

Income taxes

Income taxes are recorded in accordance with Statement on Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes relating primarily to differences between the financial and tax basis of the balance sheet elements. The deferred tax assets represent the future return consequences of differences, which will be deductible when the assets or liabilities are recovered or settled. Conversely, a deferred tax liability is required when the basis differences will yield a future taxable amount when the asset or liability is settled.

Product Development Costs

Product development costs consist primarily of subcontractor payments and related expenses incurred for enhancements to and maintenance of the Company's network, classification and organization of listings, research and development costs, amortization of capitalized Website development costs, and other operating costs.

Earnings per Share of Common Stock

Earnings per share are computed by dividing net income by weighted average common shares outstanding for the period. Basic earnings per share are computed using an unadjusted weighted average number of shares of common stock. Diluted earnings per share are compiled using the weighted average number of shares of common stock, plus an adjustment for the dilutive effect of unexercised in-the-money stock options.

A reconciliation between basic and diluted weighted average common shares outstanding for the two years ended September 30, follows:

SuperDirectories, Inc.
Notes to Financial Statements

Note 1 – Summary of significant accounting policies (continued):

	2005	2004

Basic weighted average shares outstanding	155,879,153	149,519,394
Stock Option Shares	-	-
Diluted weighted-average shares outstanding	155,879,153	149,519,394

At September 30, 2005, options on 2,535,000 shares of common stock were not included in computing diluted EPS because their effects were anti-dilutive.

Stock Options

The Company applies SFAS 123(R), "Share-Based Payment," as amended, in accounting for stock options issued to employees and non-employees. This statement requires the Company to measure the cost of employee or non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the employee or non-employee is required to provide service in exchange for the award.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R. "Share-Based Payment," which requires companies to recognize in the statements of operations all share-based payments to employees, including grants of employee stock options, based on their fair values. Accounting for share-based compensation transactions using the intrinsic method supplemented by proforma disclosures is no longer permissible. This new statement is effective for public entities in periods beginning after June 15, 2005. This effects only the current year financial statements.

Note 2 – Concentration of credit risk:

The Company maintains cash balances at a bank in New York. At September 30, 2005 and 2004, the Company's cash balances exceeded the $100,000 insured by the Federal Deposit Insurance Corporation (FDIC) by $414,739 and $139,034 respectively.

Note 3 – Stockholder's Equity:

All the common stock was issued at various dates to non employees at prices determined by the Company's president. The following table summarizes the Company's activity in its common stock since inception:

SuperDirectories, Inc.
Notes to Financial Statements

Note 3 – Stockholder's Equity (continued):

Description	# of shares issued	Share price	Cash proceeds
Issuance of common stock at $0.00 per share	(1) 100,000,000	0.00	$ 0
Issuance of common stock at $0.01 per share	40,500,000	0.01	405,000
Balance at September 30, 2000	140,500,000		$405,000
Issuance of common stock at $1.00 per share	46,500	1.00	46,500
Balance at September 30, 2001	140,546,500		$451,500
Issuance of common stock at $0.05 per share	3,224,299	0.05	161,215
Issuance of common stock at $1.00 per share	4,000	1.00	4,000
Balance at September 30, 2002	143,774,799		$616,715
Issuance of common stock at $0.05 per share	507,408	0.05	25,370
Balance at September 30, 2003	144,282,207		$642,085
Issuance of common stock at $0.01 per share	330,000	0.01	3,300
Issuance of common stock at $0.02 per share	3,650,266	0.02	73,005
Issuance of common stock at $0.04 per share	1,197,401	0.04	47,896
Issuance of common stock at $0.05 per share	1,937,806	0.05	96,890
Issuance of common stock at $0.06 per share	272,600	0.06	16,356
Issuance of common stock at $0.10 per share	356,356	0.10	35,636
Issuance of common stock at $0.363 per share	136,690	0.363	49,619
Issuance of common stock at $0.50 per share	50,000	0.50	25,000
Issuance of common stock at $1.00 per share	3,000	1.00	3,000
Balance at September 30, 2004	152,216,326		$992,787
Issuance of common stock at $0.01 per share	516,234	0.01	5,163
Issuance of common stock at $0.05 per share	928,480	0.05	46,424

SuperDirectories, Inc.
Notes to Financial Statements

Note 3 – Stockholder's Equity (continued):

Description	# of shares issued	Share price	Cash proceeds
Issuance of common stock at $0.10 per share	2,222,602	0.10	222,260
Issuance of common stock at $0.15 per share	620,120	0.15	93,018
Issuance of common stock at $0.25 per share	22,000	0.25	5,500
Issuance of common stock at $0.50 per share	336,600	0.50	168,300
Issuance of common stock at $1.00 per share	10,000	1.00	10,000
Issuance of common stock per stock option	2,484,300	0.50	0
Balance at September 30, 2005	159,356,662		$1,543,452

(1) On April 29, 2000, the Company issued 100,000,000 shares of common stock to the Company's president in connection with his transfer to the Company of his legal right, title and interest in the internet website concept and design known as superdirectories.com. Because the Company's president did not have any historical cost basis in the website concept, the Company did not record an asset but rather a charge to additional paid in capital.

SuperDirectories, Inc.
Notes to Financial Statements

Note 4 – Stock Options:

In November 2004, the Company granted stock options to a consultant of the Company. Pursuant to the terms of the agreement the consultant has the right to purchase 7,605,000 shares of stock at an exercise price of $0.01 per share. The options shall be exercisable as follows: one-third shall be immediately exercisable; one-third shall be exercisable upon the Corporation's filing with the SEC a registration statement on Form-10SB; and the remaining one-third shall be exercisable upon the effectiveness of the Form-10SB.

On March 30, 2005, the consultant exercised his options to purchase 2,535,000 shares of the Company's stock having a fair market value of $.50 per share. In accordance with the option agreement, the consultant paid for the shares by returning 50,700 of those shares to the Company, which resulted in 2,484,300 shares being issued. In addition, 2,535,000 shares were vested, however not exercised at September 20, 2005. The fair value of these vested options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Year Ended September 30, 2005

Expected Dividend	0.00%
Risk Free Interest Rate Ranges	3.61%
Expected Volatility (1)	60%
Expected life (in years)	5 Years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Consulting expense totaling $2,489,370 was recorded in the September 30, 2005, statement of operations in connection with these transactions.

Note 5 – Related party transactions:

Shareholders received complimentary advertising on the SuperDirectories, Inc. website. There was no recognized income from these activities. SuperDirectories, Inc. receives services and rents its administrative offices from AquaNature, Inc., a company of which the majority stockholder is the majority stockholder of Superdirectories, Inc. Services and rentals were $22,000 and $14,500 for the years ended September 30, 2005 and 2004. Additionally, the company paid the majority stockholder's daughter $4,300 for product development costs in 2004.

Note 6 – Income taxes:

The net deferred tax benefits in the accompanying balance sheets include the following components:

	2005	2004
		Restated
Deferred tax assets	$1,183,859	$217,230
Less: valuation allowance	(1,183,859)	(217,230)
Net deferred tax liability	$—	$—

SuperDirectories, Inc.
Notes to Financial Statements
Note 6 – Income taxes (continued):

Deferred taxes relate primarily to unused net operating losses and differences between book and tax basis on fixed assets, capitalized website development costs and website costs. Due to the uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized, principally due to the expiration of net operating loss carryforwards. There was no provision for income tax expense for 2005 and 2004.

Note 7 – Development stage activities:

The Company was incorporated in the state of Delaware on November 15, 1999. Activities to date have been directed at developing the website search engine and raising capital through the issuance of the Company's capital stock.

Note 8 – Subsequent Events:

The amount due from stockholder on the balance sheet at September 30, 2005, in the amount of $6,745 was repaid during December 2005.

Effective November 21, 2005, the Company became a registered reporting company pursuant to the provision of Sections 12 and 13 of the Securities Exchange Act of 1934. Its first report is its quarterly report on Form 10-QSB for the quarter ending December 31, 2005.

During the three years ended September 30, 2005, the Company issued shares of stock without registration or qualification under federal and state securities laws. Although it is our opinion these sales were exempt, we have taken additional steps to fortify our bases of exemption. A Form D has been filed with SEC with respect to the 25 United States purchasers. The non-United States purchasers were offered a right to rescind, their remedy under Section 12. None of them have asked for a rescission, and all have agreed to accept replacement certificates bearing an expanded and more restrictive legend. They have also agreed to sell shares only pursuant to Regulation S and not to engage in hedging. They have also provided additional personal information in support of their status as non-United States investors. None of the purchasers were, or are, directors, officers or beneficial owners.

Based upon the foregoing we believe there will be no impact on financial status as no expenses will be involved other than those already paid for mailing and printing, approximately $15,000. Accordingly, the Company is of the opinion that no liability exists and no provision for liability has been made in the financial statement.

SuperDirectories, Inc.
Notes to Financial Statements
Note 9 - Restatement:

Due to the errors described in Note 1, we have restated financial statements for the fiscal years ended September 30, 2004 and 2003. The restatement also affects periods prior to 2003. The financial statements from inception through September 30, 2003, were originally audited by other auditors. However, those auditors are not registered with the Public Company Accounting Oversight Board, and as such are not permitted to audit financial statements or perform other audit procedures of companies that are publicly registered, or seeking public registration. The current auditors determined that a deferred tax liability related to the Company's intangible assets needed recorded for prior periods. Because our original audit firm was not permitted to audit this prior period adjustment, we engaged the current audit firm to re-audit the financial statements for the time period from November 1, 1999 (inception) forward. The following is a summary of the significant changes that were made to the financial statements, which were discovered during the re-audits.

In the Original 10SB filed September 20, 2005, Intangible assets, net, as shown on the September 30, 2004 and 2003 balance sheet was comprised of the following:

	2004	2003
Website concept	$1,000,000	$1,000,000
Website development costs	456,557	442,906
Tradename (net of amortization)	2,680	2,492
Total	$1,459,237	$1,445,398

As a result of the re-audits it was determined that the following corrections should be made to intangible assets, net:

During the period ended September 30, 2000, the Company issued 100,000,000 shares of common stock to the Company's president in connection with his transfer of his legal right, title, and interest in the internet website concept & design known as superdirectores.com. The company originally valued the concept based on the fair value of the stock given or $1,000,000. However, Generally Accepted Accounting Principles require that the intangible asset be recorded at the transferors historical cost basis. Because the Company's President did not have any historical cost basis the intangible asset was eliminated and a charge of $1,000,000 was made to Additional paid in capital. It was also determined that certain website development costs totaling $229,028 that were previously capitalized should have been expensed resulting in total capitalized website costs at September 30, 2004 and 2003 of $227,529 and $213,879, respectively. These website development costs were originally included in intangible assets, net, and will now be shown under fixed assets on the balance sheet. Tradename, net of amortization, remained unchanged.

In connection with the above correction to intangible assets, the deferred tax liability was eliminated and all remaining deferred tax assets were reduced to $0 through a valuation allowance.

SuperDirectories, Inc.
Notes to Financial Statements

Note 9 - Restatement (continued):

The Company determined that it would also correct other miscellaneous immaterial errors discovered during the re-audits, none of which resulted in an increase or decrease to net assets greater than $10,000. The net increase in assets for 2004 and 2003 was $13,835 and $8,859, respectively.

The effect of these errors on the results of operations for the above mentioned financial statements is as follows:

Net loss	2004	2003	2002	2001	2000	Total
As previously reported	63,847	25,767	74,344	80,573	358,951	603,482
As restated	109,209	51,503	121,664	109,493	128,347	520,216

Net Change	45,362	25,736	47,320	28,920	(230,604)	(83,266)

The effect of correction of these errors on retained earnings and significant asset, liability, and equity accounts is as follows:

Deficit accumulated during the
development stage	2004	2003
As previously reported	603,482	539,635
As restated	520,216	411,007

Change	(83,266)	(128,628)

Website
As previously reported	1,000,000	1,000,000
As restated	-	-

Change	(1,000,000)	(1,000,000)

Website development costs
As previously reported	456,557	442,906
As restated	227,529	213,878

Change	(229,028)	(229,028)

Deferred tax asset (liability)
As previously reported	(292,309)	(338,026)
As restated	-	-

Change	292,309	338,026

Additional paid in capital
As previously reported	(476,774)	(210,234)
As restated	529,376	800,537

	1,006,150	1,010,771

SuperDirectories, Inc.
Notes to Financial Statements

Note 9 - Restatement (continued):

The effect of correction of these errors on retained earnings and significant asset, liability, and equity accounts is as follows:

As previously reported:
Due from stockholder	3,633	-
Accumulated depreciation	(22,558)	(18,683)
Prepaid taxes	-	-
Franchise tax payable	(1,018)	(837)
Loan from shareholder	-	(110)
Capital stock	(1,522,163)	(1,440,172)

	(1,542,106)	(1,459,802)

As restated:
Due from stockholder	12,683	6,970
Accumulated depreciation	(19,531)	(14,549)
Prepaid taxes	740	85
Franchise tax payable	-	(627)
Loan from shareholder	-	-
Capital stock	(1,522,163)	(1,442,822)

	(1,528,271)	(1,450,943)

Change	13,835	8,859

SuperDirectories, Inc.
(A Development Stage Company)
Balance Sheet

June 30, 2006
(UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$739,780
Due from stockholder	75
Prepaid taxes	3,556

Total current assets	743,411

PROPERTY AND EQUIPMENT
Website Development Costs	$241,143
Office equipment	61,807
Less accumulated depreciation	(31,514)

TOTAL PROPERTY AND EQUIPMENT	271,436

TRADE NAME, NET	2,300

TOTAL ASSETS	$1,017,147

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES	$—

STOCKHOLDERS’ EQUITY

STOCKHOLDERS’ EQUITY
Common stock, par value $.01 per share, 200,000,000 shares authorized. 164,745,934 shares issued and outstanding.	1,647,459
Common stock subscriptions	116,292
Additional paid in capital	4,053,255
Accumulated loss during the developmental stage	(4,799,859)

TOTAL STOCKHOLDERS’ EQUITY	1,017,147

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,017,147

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.
(A Development Stage Company)
Statements of Operations

(UNAUDITED)

	Three Months Ended June 30,		Nine Months Ended June 30,		November 15, 1999 (Inception) to
	2005	2006	2005	2006	June 30, 2006

REVENUES
Operating income	$—	$—	$—	$—	$—

TOTAL OPERATING INCOME	—	—	—	—	—

EXPENSES
Consultants	1,242,150	15,000	1,302,150	1,263,978	3,843,348
Legal and accounting	55,237	37,391	96,508	125,460	376,668
Product development costs	5,320	22,921	17,185	50,238	161,087
Rental expense	3,000	9,000	8,000	34,302	260,477
Travel expense	3,834	2,522	7,238	9,460	38,983
Automobile expense	367	2,710	2,570	4,941	25,062
Depreciation	1,511	2,546	4,249	6,215	31,514
Start-Up Costs	—	—	—	—	17,500
Other taxes	31	27	31	(293)	14,355
Telephone	522	550	1,451	1,593	13,383
Office supplies	1,570	214	2,525	520	19,399
Amortization	54	54	163	163	958
Miscellaneous	—	—	—	—	888
Bank fees	26	24	41	31	581
Penalties	—	—	—	—	561
Advertising	—	—	—	—	158
Repair and maintenance	—	—	—	—	107
Insurance	—	—	—	—	3,423
Training	—	—	—	—	599
Web consulting	—	—	—	—	5,231

TOTAL EXPENSES	1,313,622	92,959	1,442,111	1,496,608	4,814,282

OTHER INCOME
Other Income	—	—	—	—	125
Interest income	519	324	1,342	704	14,298
TOTAL OTHER INCOME
	519	324	1,342	704	14,423

INCOME (LOSS) BEFORE INCOME TAXES	(1,313,103)	(92,635)	(1,440,769)	(1,495,904)	(4,799,859)

(PROVISION) BENEFIT FOR INCOME TAXES	—	—	—	—	—

NET LOSS	$(1,313,103)	$(92,635)	$(1,440,769)	$(1,495,904)	$(4,799,859)

Earnings(loss) per common share - basic	0.00	0.00	0.00	0.00

Earnings(loss) per common share - diluted	0.00	0.00	0.00	0.00

Weighted average common shares outstanding - basic	156,968,050	169,293,862	154,704,511	164,308,829

Weighted average common shares outstanding - diluted	156,968,050	169,293,862	154,704,511	164,308,829

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.
(A Development Stage Company)
Statements of Stockholders' Equity

	Shares	Amount	Common Stock Subscriptions	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity

Balance at September 30, 1999	—	—	—	—	—	$—
Issuance of common stock	140,500,000	1,405,000	—	(1,000,000)	—	405,000
Net loss	—	—	—	—	(128,347)	(128,347)

Balance at September 30, 2000	140,500,000	1,405,000	—	(1,000,000)	(128,347)	276,653
Issuance of common stock	46,500	465	—	46,035	—	46,500
Net loss	—	—	—	—	(109,493)	(109,493)

Balance at September 30, 2001	140,546,500	1,405,465	—	(953,965)	(237,840)	213,660
Issuance of common stock	3,228,299	32,283	—	132,932	—	165,215
Net loss	—	—	—	—	(121,664)	(121,664)

Balance at September 30, 2002	143,774,799	1,437,748	—	(821,033)	(359,504)	257,211
Issuance of common stock	507,408	5,074	—	20,296	—	25,370
Net loss	—	—	—	—	(51,503)	(51,503)

Balance at September 30, 2003	144,282,207	1,442,822	—	(800,737)	(411,007)	231,078
Issuance of common stock	7,934,119	79,341	—	271,361	—	350,702
Net loss	—	—	—	—	(109,209)	(109,209)

Balance at September 30, 2004	152,216,326	1,522,163	—	(529,376)	(520,216)	472,571
Issuance of common stock	7,140,336	71,404	—	1,721,411	—	1,792,815
Stock Based Compensation Expensed	—	—	—	1,247,220	—	1,247,220
(Options valued at $.492 per share)
Net loss	—	—	—	—	(2,783,789)	(2,783,789)

Balance at September 30, 2005	159,356,662	1,593,567	—	2,439,255	(3,303,955)	728,867
(UNAUDITED)
Common stock subscriptions			116,292			116,292
Issuance of common stock	5,389,272	53,892	—	1,614,000	—	1,667,892
Net loss	—	—	—	—	(1,495,904)	(1,495,904)

Balance at June 30, 2006	164,745,934	1,647,459	116,292	4,053,255	(4,799,859)	$1,017,147

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.
(A Development Stage Company)
Statements of Cash Flows
(UNAUDITED)

	Nine Months Ended June 30,		November 15, 1999 (Inception) to
	2005	2006	June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,440,769)	$(1,495,904)	$(4,799,859)
Adjustments to reconcile net loss to net cash used by operating activities:
Noncash Stock Compensation Expense	—	—	3,736,590
Depreciation	4,249	6,215	31,514
Amortization	163	163	957
(Increase) decrease in assets:
Due from Stockholder	14,791	6,670	(75)
Prepaid taxes	(2,157)	(820)	(3,556)
Increase (decrease) in liabilities:
Accounts payable	(1,765)	(2,321)	—
Accrued expenses	(17,000)	(42,974)	—
Franchise tax payable	(1,018)	—	—

NET CASH USED BY OPERATING ACTIVITIES	(1,443,506)	(1,528,971)	(1,034,429)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(16,543)	(31,172)	(302,950)
Trademarks	—	—	(3,257)

NET CASH USED IN INVESTING ACTIVITIES	(16,543)	(31,172)	(306,207)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	1,566,191	1,667,892	1,964,125
Common stock subscriptions	—	116,292	116,292

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,566,191	1,784,184	2,080,417

NET INCREASE IN CASH AND CASH EQUIVALENTS	106,142	224,041	739,781

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	244,608	515,739	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$350,750	$739,780	$739,781

SUPPLEMENTAL DISCLOSURES

Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

Stock Options Exercised		$2,494,440	$3,736,590

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.
Notes to Financial Statements
(UNAUDITED)

Note 1 – Basis of Presentation:

The accompanying unaudited financial statements of SuperDirectories, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and with the instructions to form 10-QSB. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation (consisting of normal recurring accruals) have been included. Operating results for the nine-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending September 30, 2006. For further information, refer to the financial statements and footnotes thereto included in the Company's Report on Form 10-SB for the year ended September 30, 2005.

Note 2 – Summary of significant accounting policies:

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

General

SuperDirectories, Inc. is a corporation organized under the State of Delaware General Corporation Law. The Corporation was created on November 15, 1999 under the name LukeSmart, Inc. and was renamed SuperDirectories, Inc. on July 9, 2002. SuperDirectories, Inc. is a corporation that is currently developing a searchable directory of selected contents from the internet.

Accounting Method Applied

The accrual method is used for both financial reporting and income tax purposes.

Cash and Cash Equivalents

For the purpose of the balance sheet and statements of cash flows, the organization considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost when purchased. Depreciation of property and equipment is computed using straight-line methods based on the estimated useful lives of the assets, which range from 3 to 5 years. Upon retirement or disposal of an asset, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in the determination of net income (loss). Depreciation expense was $6,215 and $4,249 for the nine months ended June 30, 2006 and 2005, respectively.

Website Development Costs

In accordance with EITF 00-2, Accounting for Web Site Development Costs, and SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized certain website development costs. Website development costs capitalized were $8,894 and $4,720 during the nine months ended June 30, 2006 and 2005. Capitalized website development costs are included in property and equipment and will be amortized over a period of three years once the website is ready for its intended use.

SuperDirectories, Inc.
Notes to Financial Statements
(UNAUDITED)

Note 2 – Summary of significant accounting policies (continued):

Long-Lived Assets Including Goodwill & Other Acquired Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" (SFAS No. 142). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS No. 142 effective January 1, 2002.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that the Company record an impairment charge on finite-lived intangibles or long-lived assets to be held and used when the Company determines that an indicator exists and the carrying value of intangible assets and long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of intangibles or long-lived assets based on the difference between book value of the asset and fair value as determined using a projected discounted cash flow method using a discount rate determined by its management to be commensurate with the risk inherent in its business model. The Company's estimate of cash flows requires significant judgment based on its historical results and anticipated results and is subject to many factors.

Trade Name

Trade name is carried at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over the economic lives of the respective assets, generally two to fifteen years. Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. The Company recorded amortization expense of $163 for each of the nine-month periods ended June 30, 2006 and 2005.

Income taxes

Income taxes are recorded in accordance with Statement on Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes relating primarily to differences between the financial and tax basis of the balance sheet elements. The deferred tax assets represent the future return consequences of differences, which will be deductible when the assets or liabilities are recovered or settled. A valuation allowance is recognized to offset any net deferred tax asset due to the uncertainty of realization. Conversely, a deferred tax liability is required when the basis differences will yield a future taxable amount when the asset or liability is settled.

SuperDirectories, Inc.
Notes to Financial Statements
(UNAUDITED)

Note 2 – Summary of significant accounting policies (continued):

Product Development Costs

Product development costs consist primarily of subcontractor payments and related expenses incurred for enhancements to and maintenance of the Company's network, classification and organization of listings, research and development costs, amortization of capitalized website development costs, and other operating costs.

Earnings (Loss) per Share of Common Stock

Earnings (loss) per share are computed by dividing net income (loss) by weighted average common shares outstanding for the period. Basic earnings per share are computed using an unadjusted weighted average number of shares of common stock. Diluted earnings per share are compiled using the weighted average number of shares of common stock, plus an adjustment for the dilutive effect of unexercised in-the-money stock options.

A reconciliation between basic and diluted weighted average common shares outstanding for the nine months ended June 30 follows:

	2006	2005

Basic weighted average shares outstanding	164,308,829	154,704,511

Stock Option Shares	-	-

Diluted weighted-average shares outstanding	164,308,829	154,704,511

At June 30, 2006, options on 4,968,600 shares of common stock were not included in computing diluted EPS because their effects were anti-dilutive.

Stock Options

The Company applies SFAS 123(R), "Share-Based Payment," as amended, in accounting for stock options issued to employees and non-employees. This statement requires the Company to measure the cost of employee or non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the employee or non-employee is required to provide service in exchange for the award.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SuperDirectories, Inc.
Notes to Financial Statements
(UNAUDITED)

Note 3 – Stock Options:

In November 2004, the Company granted stock options to a consultant of the Company. Pursuant to the terms of the agreement the consultant had the right to purchase 7,605,000 shares of stock at an exercise price of $0.01 per share. The options were exercisable as follows: one-third were immediately exercisable; one-third were exercisable upon the Corporation's filing with the SEC a registration statement on Form-10SB; and the remaining one-third were exercisable upon the effectiveness of the Form-10SB.

On March 30, 2005, the consultant exercised his options to purchase 2,535,000 shares of the Company's stock having a fair value of $.50 per share. In accordance with the option agreement, the consultant paid for the shares by returning 50,700 of those shares to the Company, which resulted in 2,484,300 shares being issued. In addition, the options exercisable upon the filing of the registration statement for 2,535,000 shares were vested, however not exercised at September 30, 2005. Consulting expense of $2,489,370 was recognized in the year ended September 30, 2005 as a result of the options that became exercisable upon entering into the consulting agreement and those that became exercisable upon the filing of the registration statement.

The remaining 2,535,000 shares were vested during the quarter ended March 31, 2006, and consulting expense of $1,247,220 was recognized in that quarter. These shares, along with those vested at September 30, 2005 were also exercised during the quarter ended March 31, 2006. As with the earlier option exercise and in accordance with the option agreement, for each of the options for 2,535,000 shares the consultant paid for the shares by returning 50,700 shares to the Company, which resulted in 2,484,300 shares being issued. The fair value of these vested options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Period Ended June 30, 2006
Expected Dividend	0.00%
Risk Free Interest Rate	3.61%
Expected Volatility	60%
Expected life (in years)	5 Years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

Note 4 – Related party transactions:

Shareholders received complimentary advertising on the SuperDirectories, Inc. website. There was no recognized income from these activities. SuperDirectories, Inc. receives services and rents its administrative offices from AquaNature, Inc., a company of which the majority stockholder is the majority stockholder of Superdirectories, Inc. Services and rentals were $29,000 and $5,000 for the nine months ended June 30, 2006 and 2005.

Note 5 – Income taxes:

The net deferred tax benefits in the accompanying balance sheet includes the following components:

Deferred tax assets	$1,979,742
Less: valuation allowance	(1,979,742)
Net deferred tax liability	$ -

SuperDirectories, Inc.
Notes to Financial Statements
(UNAUDITED)

Note 5 – Income taxes (continued):

Deferred taxes relate primarily to unused net operating losses and differences between book and tax basis on fixed assets, capitalized website development costs and website costs. Due to the uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized, principally due to the expiration of net operating loss carryforwards. There was no provision for income tax expense for the nine months ended June 30, 2006 and 2005.

Note 6 – Common Stock Subscriptions:

Prior to June 30, 2006, the Company received $116,242 for subscriptions of its common stock. These subscriptions were fulfilled with the issuance of 116,242 shares of common stock in July 2006

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PART III
PAGE
ITEM 1	INDEX TO EXHIBITS

ITEM 2	DESCRIPTION OF EXHIBITS

Exhibit No.	Description

3.1(a)	Certificate of Incorporation of SuperDirectories, Inc.	*
3.1(b)	Certificate of Amendment of Certificate of Incorporation of SuperDirectories, Inc.	*
3.2	Bylaws of SuperDirectories, Inc.	*
10.1	Consulting Agreement dated November 24, 2004 between the Company and Frank G. Wright
16.1	Letter from Sprouse & Anderson, LLP to the Securities and Exchange Commission
16.2	Letter from Dragon Benware to the Securities and Exchange Commission
99.1	Website Letter from President
99.2	Index to Full Listings on http://www.superdirectories.com

* Previously filed.
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SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERDIRECTORIES, INC.

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Date:	October 31, 2006	By:	/s/ Luke Lalonde
			Luke Lalonde, President